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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         REPORT OF FOREIGN PRIVATE ISSUE

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                        Proposal for CEZ Dividend: CZK 15

The Board of Directors of the CEZ energy corporation decided at its meeting yesterday to submit a proposal to the General Meeting of shareholders on May 23, 2006 for the payment of a dividend from last year's (unconsolidated) profit. The Board of Directors will propose a gross dividend in the amount of CZK 15 per share (with a nominal value of CZK 100 each).

The proposed amount of the dividend thus represents a 67% increase compared to last year's dividend, which was CZK 9/share. The total amount earmarked for dividend payments is more than CZK 8.85 billion, which represents one half of CEZ's unconsolidated profit for 2005.

At the same time, CEZ will distance itself from the dividend policy adopted in November 2004 in the coming years, which the management had already signaled at the beginning of this year. In future, the BoD dividend proposals will be based on the consolidated profit of the CEZ Group, whereas 40-50% of that profit will be allocated for dividend distribution (pay-out ratio). This ratio reflects the dividend margin of energy corporations in Europe in general.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
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                                              (Registrant)
Date: May 11, 2006


                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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